

Mail Stop 3030

February 10, 2017

Via E-mail
James Barry, Ph.D.
Chief Executive Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

>   **Re: InspireMD, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 24, 2017**
>   **File No. 333-215682**

Dear Dr. Barry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 30

1.   Please revise your disclosure to provide more specificity to your intended use of proceeds from this offering. For example, clarify what product development activities will be conducted, what these activities will accomplish and what steps will remain to commercialization of the product. Also clarify the nature of the "sales activities" you intend to conduct. In addition, we note that the disclosure regarding the purposes to which you intend to apply the proceeds is almost identical to the purposes disclosed in the Form S-1 declared effective on June 30, 2016. Please revise to clarify what you accomplished with the proceeds of the prior offering, particularly in light of your disclosure that revenues and selling and marketing expenses decreased during the three-months ended September 30, 2016, and why you require additional proceeds now to be used for the same purposes.

<u>Incorporation of Certain Information by Reference, page 111</u>

2.   It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not yet filed your annual report for your most recently completed fiscal year—the fiscal-year-ended December 31, 2016. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1. If, after you file that annual report on Form 10-K, you continue to elect to incorporate by reference, please ensure you provide the information required by Item 12 to Form S-1, including specifically incorporating by reference all required reports, not just "[t]he unaudited financial statements and relates notes" in your quarterly reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
         Haynes and Boone, LLP